Exhibit 4.9
March 10, 2010
Bill O’Dowd
CEO, Dolphin Digital Media
804 Douglas Rd., Suite 365
Coral Gables, FL 33134
REF: Warrant Restructure Agreement
Pursuant to this agreement T Squared Investments LLC agrees to cancel the following warrants held in Dolphin Digital Media, Inc. (DPDM):
•	Warrant “A” for 650,000 shares;
•	Warrant “B” for 1,500,000 shares;
•	Warrant “C” for 1,500,000 shares; and,
•	Warrant “4” for 384,615 shares.
Post such cancellation, the only warrants held by T Squared Investments LLC is their existing Warrant “D” for 231,000 shares with an exercise price of $0.0001 per share and the following warrant below. Pursuant to this agreement the expiration date of Warrant “D” will be reduced from July 28, 2014 to December 31, 2012.
In consideration for the cancellation of such warrants above and for the payment to the DPDM described below, T Squared Investments LLC will be issued a new Warrant “E” for 7,000,000 shares of DPDM with an expiration date of December 31, 2012 and an exercise price of $0.25 per share.
Upon execution of this letter, T Squared Investments LLC will immediately wire Two Hundred Thousand Dollars ($200,000) to the Company, which will result in the effective reduction of the exercise price of Warrant “E” from $0.25 per share to $0.2214 per share. T Squared Investments LLC can continually pay DPDM an amount of money to reduce the exercise price of Warrant “E” until such time as the exercise price of Warrant “E” is effectively $0.0001 per share. Each time a payment by T Squared Investments LLC is made to DPDM, a side letter will be executed by both parties that states the new effective exercise price of Warrant “E” at that time. At such time when T Squared Investments LLC has paid down Warrant “E” to an exercise price of $0.0001 per share or less, T Squared Investments LLC shall have the right to exercise Warrant “E” via a cashless provision and hold for six months to remove the legend under Rule 144.
T Squared Investments LLC may not exercise such warrant if post the exercise, T Squared Investments LLC would be above the 9.99% ownership level of the Company. All terms of this letter and Warrant E (as laid out in the Warrant “E”) are effective upon execution by both parties as of the date written above. T Squared Investments LLC will make a good faith effort to exercise or pay the applicable amount to reduce the exercise price of Warrant “E” by $750,000 by September 30th, 2010.
Immediately upon signing this agreement and wiring DPDM $200,000.00, T Squared Investments LLC will have the following warrants outstanding.

New Warrant “E”:	Amount:	7,000,000 shares
	Exercise price:	$0.2214 per share
	Expiration Date:	12/31/2012

New Warrant “D”:	Amount:	231,000 shares
	Exercise price:	$0.0001 per share
	Expiration Date:	12/31/2012
Please indicate your acceptance of these terms by signing below:

T Squared Investments LLC	Dolphin Digital Media, Inc.
By: T Squared Capital LLC, Managing Member

By:	By:

By: Thomas Sauve	By: Bill O’Dowd
Title: Managing Member	Title: CEO
T Squared Investments LLC • 1325 Sixth Avenue, Floor 27 • New York, NY 10019 • Tel: (212) 763-8615 •
Fax: (212) 671-1403